Axos Clearing LLC

Statement of Financial Condition as of June 30, 2023
and Report of Independent Registered Public
Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-53595

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22   AND ENDING 06/30/23
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Axos Clearing LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15950 West Dodge Road, Ste. 300
(No. and Street)

Omaha	NE	68118
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Green	402-384-2055	howard.green@axosclearing.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.

(Name – if individual, state last, first, and middle name)

3570 Carmel Mountain Road	San Diego	CA	92130
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Green, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Axos Clearing LLC, as of 6/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



GENERAL NOTARY - State of Nebraska
TINA R. BRATETIC
My Comm. Exp. November 30, 2025

Signature: Howard Green

Title:
Chief Financial Officer

Tina R Bratetic
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Tel: 858-404-9200
Fax: 858-404-9201
www.bdo.com

3570 Carmel Mountain Road, Suite 400
San Diego, CA 92130

Report of Independent Registered Public Accounting Firm

Axos Clearing LLC
Omaha, Nebraska

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Axos Clearing LLC (the “Broker-Dealer”) as of June 30, 2023, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer’s management. Our responsibility is to express an opinion on the Broker-Dealer’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer’s auditor since 2019.

San Diego, California

September 13, 2023

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

AXOS CLEARING LLC
(A Wholly Owned Subsidiary of Axos Securities, LLC)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2023

ASSETS

CASH AND CASH EQUIVALENTS	$	72,240,795
CASH SEGREGATED IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS		149,052,913
DEPOSITS WITH CLEARING ORGANIZATIONS		19,283,469
SECURITIES OWNED - At fair value		5,017,405
RECEIVABLE FROM BROKERS, DEALERS, AND CLEARING ORGANIZATIONS		58,541,644
RECEIVABLE FROM CUSTOMERS - NET		313,047,275
RECEIVABLE FROM REGISTERED INVESTEMENT ADVISOR (RIA)		1,713,694
SECURITIES BORROWED		134,338,567
PROPERTY AND EQUIPMENT - NET		8,623,947
GOODWILL AND INTANGIBLE ASSETS - NET		95,140,462
OTHER ASSETS		22,412,445
TOTAL ASSETS	$	879,412,616

LIABILITIES AND MEMBER'S EQUITY

PAYABLE TO BANKS	$	27,200,000
PAYABLE TO CUSTOMERS		382,712,825
SECURITIES LOANED		159,831,823
PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS		62,788,801
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES		15,017,697
INCOME TAX PAYABLE		8,163,037
SUBORDINATED BORROWINGS		3,000,000
TOTAL LIABILITIES		658,714,183
MEMBER'S EQUITY		220,698,433
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	879,412,616

See notes to Statement of Financial Condition

AXOS CLEARING LLC
(A Wholly Owned Subsidiary of Axos Securities, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2023

1. ORGANIZATION AND NATURE OF OPERATIONS

Organization — Axos Clearing LLC (the "Company") is a wholly-owned subsidiary of Axos Securities, LLC, a wholly owned subsidiary company of Axos Nevada Holding, LLC, a wholly owned subsidiary company of Axos Financial, Inc. (the "Parent") and is headquartered in Omaha, Nebraska. The Company is a Delaware Limited Liability Company formed on January 21, 2004.

Nature of Operations — The Company is a securities broker-dealer and provides clearing services to other broker-dealers on a fully disclosed and omnibus basis throughout the United States. The Company also provides custodial and trading services for individual retirement accounts and registered investment advisors. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), and the various securities exchanges in which it maintains membership.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates — The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company defines cash and cash equivalents as all cash balances and highly liquid investments with original maturities of three months or less, that are not segregated and deposited for regulatory purposes, at the time of purchase. While the Company's cash and cash equivalents are on deposit with high-quality institutions, such deposits exceed Federal Deposit Insurance Corporation insured limits.

Cash Segregated in Compliance with Federal and Other Regulations — Cash segregated in compliance with federal regulations consist primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and other regulations.

Deposits with Clearing Organizations — The Company maintains a minimum deposit with certain clearing organizations in the event the clearing organization incurs losses if customers are unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses incurred.

Receivables from and Payables to Brokers or Dealers and Clearing Organizations — Receivables from/payables to brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities. In

addition, the net receivable or payable arising from unsettled trades is reflected in either the receivable or payable line item on the statement of financial condition. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Due to the this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Receivables from Registered Investment Advisors (RIAs) — Receivables from RIAs represent amounts due in connection with the Company's asset custody services.

Customer Transactions — Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Statement of Financial Condition. Customer securities transactions are recorded on a settlement date basis in the Statement of Financial Condition with the related revenue and expense reported on a trade date basis. Receivables from customers are generally fully secured by securities held in the customer accounts. To the extent that margin loans and other receivables from customers are not fully collateralized by customer securities, management estimates and records the amount of expected credit losses as an allowance for credit losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the customer or the customer's advisor and the Company's historical experience in collecting on such transactions. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

Securities Owned —Securities owned are carried at fair value and are recorded on a trade-date basis. The Company holds municipal obligations classified as trading securities and had maturities greater than ten years. The Company also owns preferred and common stock of the Depository Trust Clearing Corporation ("DTCC") and other various securities. Additional detail of securities owned as of June 30, 2023, is provided within Note 6.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. The Company has established policies and procedures for mitigating credit risk on securities borrowed transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with these activities by daily monitoring collateral values and requiring additional collateral to be deposited with the Company as permitted under contractual provisions.

Allowance for Credit Losses — The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. As of June 30, 2023, the

Company did not have any off-balance sheet credit exposures that require an allowance for credit losses.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis.
Property and Equipment — Property and equipment is recorded at cost less accumulated depreciation Depreciation is computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 7 years.

Impairment of Long-Lived Assets —The Company reviews long-lived assets for impairment annually and whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is based primarily on expected discounted future cash flows.

Income Taxes — Effective July 1, 2022, the Company made an election under the Internal Revenue Code to be treated as a regarded entity for income tax purposes. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred income tax assets and liabilities are determined using the asset and liability method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities on the Statement of Financial Condition and gives current recognition to changes in tax rates and laws. The Company records a valuation allowance when management believes it is more likely than not that deferred tax assets will not be realized. An income tax position will be recognized as a benefit only if it is more likely than not that it will be sustained upon examination by the Internal Revenue Service, based upon its technical merits. Once that status is met, the amount recorded will be the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Goodwill and Intangibles Assets — Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights. Intangible assets that have finite lives, such as customer relationship intangibles, are amortized over their estimated useful lives.

The Company performs annual impairment tests of its goodwill as of March 31. The goodwill impairment test requires the Company to make judgments in determining what assumptions to use in the calculation. The Company performed a qualitative assessment as of March 31, 2023 and determined it was not more likely than not that the fair value of the reporting unit was less than its carrying amount.

At June 30, 2023, Goodwill of $59,952,830 was included within Goodwill and Intangible Assets, Net on the Statement of Financial Condition. As of June 30, 2023, the Company concluded that the goodwill was not impaired.

Finite-lived intangible assets are tested for impairment periodically at the asset group level if events or circumstances indicate the carrying amount of the asset group may not be recoverable. If there are indicators that the asset group is not recoverable then an impairment loss shall be recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. Intangible assets (other than goodwill) are amortized to amortization expense on the

Statement of Income, using accelerated or straight-line methods over their respective estimated useful lives. As of June 30, 2023, there was no impairment recorded.

The Company maintains customer relationship intangibles which are being amortized over a period of 9 or 15 years depending on the size of the relationship. The Company reviews intangibles for impairment annually and whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. No impairment charges were recorded as of June 30, 2023.

The Company's intangible assets are summarized as follows June 30, 2023:

Gross value	$ 46,553,148
Accumulated Amortization	(11,365,516)
Net Carrying Amount	$ 35,187,632

3. CASH AND CASH SEGREGATED IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS

The following table provides a reconciliation of Cash and Cash segregated in compliance with federal and other regulations reported within the statement of financial condition:

Cash	$ 72,240,795
Cash segregated in compliance with federal and other regulations	149,052,913
Total cash and cash segregated in compliance with federal and other regulations	$ 221,293,708

Cash segregated in compliance with federal and other regulations on the statement of financial condition represents cash segregated or set aside to satisfy requirements under rule 15c3-3 of the SEC. This cash is held within special reserve bank accounts for the benefit of customers.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following as of June 30, 2023:

Receivable:

Brokers and dealers	$	51,511,131
Securities failed to deliver		7,030,513
	$	58,541,644

Payable:

Brokers and dealers	$	54,958,804
Securities failed to receive		4,030,421
Clearing organizations		3,799,576
	$	62,788,801

Receivables related to securities are collateralized by the underlying securities. The total amount of broker-dealer allowance for credit losses recorded as of June 30, 2023, is $20,883,403. The allowance for credit losses recorded is primarily due to a single receivable of $15,472,882.

5. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. The customer receivables are recorded net of an allowance for credit losses of $771,311. The amounts are as follows as of June 30, 2023:

	Receivable	Payable
Margin loans	$ 313,047,275	$ -
Market value of customer accounts	-	382,712,825
	$ 313,047,275	$ 382,712,825

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the

Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets include securities with quoted prices that are traded less frequently than exchange-traded instruments and whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 —Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models such as discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Level 3 investments consist of DTCC stock. Members are required to own a certain amount of DTCC stock based on the clearing levels and other factors. DTCC stock is carried at fair value, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the availability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

At June 30, 2023, the Company's assets measured at fair value on a recurring basis consist of the following:

Assets:	Level 1	Level 2	Level 3	Total
Equities	$ 262,030	$ -	$ 4,259,804	$ 4,521,834
State and Municipal obligations	-	495,571	-	495,571
Total assets at fair value	$ 262,030	$ 495,571	$ 4,259,804	$ 5,017,405

The fair value of all other financial instruments reflected in the Statement of Financial Condition consisting of primarily receivables from and payables to brokers, dealers and clearing organizations and customers, securities borrowed and loaned, payable to banks, and notes receivable approximates the carrying value due to the short-term nature and pricing characteristics of the financial instruments.

7. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2023:

Furniture and equipment	$ 5,668,125
Software	11,045,549
	16,713,674
Less accumulated depreciation and amortization	(8,089,727)
Property and equipment, net	$ 8,623,947

8. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1 of the Exchange Act). Under this rule, the Company has elected to operate under the alternate method and is required to maintain minimum net capital of $250,000 or 2% of aggregate debit balances arising from client transactions, as defined. On June 30, 2023, the Company had net capital of $35,220,959 which was $29,904,594 in excess of the required net capital requirement of $5,316,365. The Company's percentage of net capital to aggregate debit items was 13%. Under the alternate method, the Company may not repay subordinated debt, pay cash distributions, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At June 30, 2023, the Company calculated a deposit requirement of $169,456,982 and maintained a deposit of $116,797,503. On July 5, 2023, the Company made a deposit of $81,000,000.

Certain broker-dealers have chosen to maintain brokerage customer accounts at the Company. To allow these broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Brokers (PAB). At June 30, 2023, the Company calculated a deposit requirement of

$26,805,600 and maintained a deposit of $32,002,112. The Company did not make a withdrawal or deposit.

9. OFFSETTING OF SECURITIES FINANCING AGREEMENTS

The Company enters into securities borrowed and securities loaned transactions. The Company executes these transactions to facilitate customer match-book activity, to cover short positions, and for customer securities lending. The Company manages credit exposure from certain transactions by entering into master securities lending agreements. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. Default events generally include, among other things, failure to pay, insolvency or bankruptcy of a counterparty.

The following table presents information about the offsetting of these instruments and related collateral amounts as of June 30, 2023:

	Gross Assets/ Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Collateral	Net Assets/ Liabilities
Assets:					
Securities borrowed	$ 134,338,567	$ -	$ 134,338,567	$ (134,338,567)	$ -
Liabilities:					
Securities loaned	$ 159,831,823	$ -	$ 159,831,823	$ (159,831,823)	$ -

The securities loaned transactions represent equities with an overnight and open maturity classification.

10. BENEFIT PLANS

The parent, Axos Financial, Inc., offered a 401(k) plan during the year ended June 30, 2023. Substantially all of the Company's employees are able to participate in the plan. Employees may contribute up to 100% of their compensation subject to certain limits based on federal tax laws. The Company provided an employer matching contribution to the 401(k) plan based on an employee's designated deferral of their eligible compensation.

11. PAYABLE TO BANKS AND PARENT

The Company has a total of $150,000,000 uncommitted secured lines of credit available for borrowing as needed. As of June 30, 2023, borrowings outstanding totaled $11,500,000. This credit facility bears interest at rates based on the Federal Funds rate and any borrowings are due upon

demand. As of June 30, 2023, the rate was 6.75%. The credit facilities have no expiration date. The Company was in compliance with all covenants at June 30, 2023.

The Company has a $90,000,000 committed unsecured line of credit available for limited purpose borrowing. As of June 30, 2023, borrowings outstanding totaled $15,700,000. This credit facility expires in October 2023. The committed credit facilities contain financial and other covenants. The Company was in compliance with all applicable covenants at June 30, 2023. As of June 30, 2023, the rate was 7.8%.

The Company has a $100,000,000 uncommitted unsecured line of credit available from the Parent. As of June 30, 2023, the Company had no amount borrowed on this line. These credit facilities bear interest at rates based on the Federal Funds rate and are due upon demand. As of June 30, 2023, the rate was 7.6%. The credit facilities have no expiration date. The Company was in compliance with all covenants at June 30, 2023.

12. INCOME TAXES

The components of the net deferred tax asset as of June 30, 2023 are presented in the following table. The net deferred tax asset is included in Other Assets in the Statement of Financial Condition.

Deferred tax assets:	
Intangible assets	$ 7,900,501
Allowance for credit losses	6,280,689
Accrued compensation	934,709
Stock-based compensation expense	229,764
Other	5,815
Total deferred tax asset	15,351,478
Deferred tax liabilities:	
Depreciation and amortization	(6,231,922)
State taxes	(461,935)
Other	(5,557)
Total deferred tax liability	(6,699,414)
Net deferred tax asset	$ 8,652,064

Beginning with its 2022 taxable year, the Company elected to be treated as a "C" Corporation under the Internal Revenue Code for tax filing purposes. As a "C" Corporation, the Company is subject to federal, state, and local corporate-level income taxes and the Company generally will have to pay corporate-level income taxes. As a result of the election, there was a step up in basis in the assets contributed to the "C" Corporation which will be amortized over a 15-year period for tax purposes. There was an additional approximation of $100,000 of deferred tax assets as of July 1, 2022 transferred to the Company because of the election.

The Company is included in the consolidated tax return of Axos Financial, Inc. and Subsidiaries ("Parent"). The provision for income taxes is calculated by using a "separate return" method. Under

this method, it is assumed to file a separate return with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from ultimate Parent. The current tax provision is the amount of the tax payable or refundable based on a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that could be claimed on our hypothetical return and assess the need for a valuation allowance on the basis of the projected separate return results.

13. COMMITMENTS AND CONTINGENCIES

The Company may be subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company'sstatement of financial condition. Management is of the opinion that the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company.

The Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the ultimate outcome of these matters.

14. SUBORDINATED BORROWINGS FROM PARENT

As of June 30, 2023, the Company had borrowings of $3,000,000 under a subordinated loan facility from the Parent. The borrowing bears interest at a rate of 5.5% and matures on November 2024. Interest payments on the subordinated borrowings are paid monthly to the Parent. There were no covenants.

The borrowing was approved by FINRA as subordinated debt available in computing net capital under Rule 15c3-1. The debt facility is subordinated to the claims of general creditors and to the extent that the debt facility is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. FINRA requires more than three months advance notification of intent not to extend the maturity of a subordinated loan agreement.

15. RELATED PARTIES

The Company has an FDIC sweep program deposit account with Axos Bank, an affiliated company. While the deposit account is not an asset of the Company and is held for the exclusive benefit of the Company's customers, the Company does earn fees from the deposit account with Axos Bank.

At June 30, 2023, there was a net payable to related parties in the amount of $1,925,790. The Company held cash in the amount of $2,654,698 in related company bank accounts as of June 30, 2023. The Company sponsors a fully paid lending program whereby customers provide securities for

securities lending. The Company receives cash as collateral from broker dealers and deposits this cash in an off balance sheet restricted deposit account at Axos Bank. As of June 30, 2023, $523,139 was held as such collateral by Axos Bank.

16. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with broker-dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral when necessary.

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by

monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

The Company has available non-customer and customer margin securities and stock borrowings to utilize as collateral on various borrowings or for other purposes. As of June 30, 2023, The Company utilized $159,831,823 of these available securities as collateral for securities loaned, $114,224,079 for bank loans, and $21,815,584 for OCC margin requirements.

The Company provides guarantees to securities clearing houses and exchanges. Under related agreements, the Company is generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no contingent liability is carried on the Statement of Financial Condition for these transactions.

17. SUBSEQUENT EVENTS

Management has evaluated subsequent events after the balance sheet date through September 13, 2023, the date this statement of financial condition was issued. There have been no material subsequent events that would require recognition or disclosure.

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The Statement of Financial Condition filed pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934 is available for inspection at the Company's main office located at 15950 W Dodge Road, Suite #300, Omaha, NE 68118 and at the Denver Regional Office of the Securities and Exchange Commission.